

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 28, 2010

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

Re: Silverhill Management Services, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 12, 2010
File No. 333-161052

Dear Ms. Lussier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Shareholders, page 11</u>

1. We note your response to prior comment 2; however, given the nominal amounts paid for the shares and the apparent lack of development of the proposed business, it remains unclear how this transaction is not in substance a primary offering by the registrant attempting to create a market for its stock through the selling stockholders as underwriters. We may have further comment after you revise the appropriate sections of your document to provide clear disclosure regarding the substantive steps that you have taken during the last 12 months to develop the

business you disclose that you intend to conduct. Also, provide us a copy of any business plan developed by the registrant.

2.   We note your response from prior comment 7. Please tell us why you use different names and an apparently inapplicable footnote to present Mr. Richardson's holdings. It is unclear why you do not clearly and directly show the aggregate number of shares held and offered by Mr. Richardson.

Limitations…, page 15

3.   We note the revised language in this section in response to comment 9; however, if you are referring to the restricted period defined in Rule 100 or Regulation M, it is unclear why you only disclose the beginning of the period. Please revise or advise.

Common stock, page 18

4.   Please file a copy of the revised exhibit 3.0 that you refer to in your response to comments 2 and 11.

Executive Compensation, page 24

5.   Please disclose compensation for the last fiscal year.

Signatures, page II-4

6.   We note the September 30, 2009 signature. Please provide a current signature.

Exhibits

7.   Please file a written description your agreement with Touchstone Advisors mentioned on page 22. Refer to Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibit 5.1

8.   While we note your response to comment 15 that the opinion was issued by "Eric W. Richardson on behalf of the law firm Cohen & Richardson, LLP," the opinion is signed by Mr. Richardson of Cohen & Richardson, LLP and the text throughout the opinion refers to "I." The opinion and your disclosure regarding the opinion should indicate clearly whether the opinion represents the conclusions of a firm or an individual. Also we note that you have not addressed the last sentence of prior comment 15. Therefore, we reissue the comment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                 Cohen & Richardson, LLP